November 29, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Mr. Michael Moran, Accounting Branch Chief

Re:	Central Vermont Public Service Corporation
File No. 001-08222
Form 10-K for the year ended December 31, 2005

This letter is in response to your comment letter dated October 19, 2006 regarding the above referenced filing. For your convenience, we have set out the text of the comments from your letter in bold face, followed by our response. As you requested, we have included supplemental information where applicable.

Liquidity and Capital Resources

Discontinued Operations, page 30:

Comment 1

You disclose that Diamond Castle obtained a 51% voting interest in Catamount with their initial investment of $16 million. Explain to us why you did not deconsolidate Catamount when CRC lost its voting interest to Diamond Castle.

Response: We deconsolidated Catamount when Diamond Castle made its initial investment and obtained a 51% voting interest. This transaction closed on October 31, 2005 and we accounted for Catamount using the equity method of accounting from November 1, 2005 through December 20, 2005 which was the date of the disposition of our remaining interests in Catamount.

As of December 31, 2005, we assessed the guidance of Emerging Issues Task Force ("EITF") Issue No. 03-13, Applying the conditions of paragraph 42 of SFAS No. 144 in determining whether to report discontinued operations, which states that:

For one year after a component has been disposed of, an entity should reassess whether the criteria in paragraph 42 are expected to be met only when significant events or circumstances occur that may change its current assessment.

We concluded that the disposition of our remaining interests in Catamount were 'significant events or circumstances' that occurred in the one-year reassessment period described in EITF 03-13 and that Catamount met the criteria in paragraph 42 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for reporting discontinued operations. Accordingly, we reported Catamount as discontinued operations in our 2005 10-K. The 'significant events or circumstances' that we considered included our decision in November 2005 to exercise a put option to sell our interest in Catamount to Diamond Castle, Diamond Castle's agreement to waive certain conditions in the put option that allowed us to exercise it, exercise of the put option on November 21, 2005 and the subsequent disposition of our interest in Catamount on December 20, 2005.

Cash Flow Risk, page 34:

Comment 2

Given the nature of your business, weather can significantly affect revenues and cash flows. Please explain to us if you engage in certain business practices that reduce earnings and cash flow weather volatility. For instance, in some states ratemaking provisions are available, others purchase weather insurance policies.

Response: We do not purchase weather insurance or weather-related derivative instruments to reduce earnings or cash volatility from the effects of weather. There are no ratemaking provisions specific to earnings and cash flow impacts of weather volatility, but we could file for emergency rate relief if a weather event significantly reduces earnings and cash flow, and we determine such a filing is warranted.

We mitigate weather impacts on earnings and cash flows in three indirect ways, including 1) some of our retail rate tariffs are designed to control load at times of peak electricity usage; 2) we may mitigate power cost variability by entering into forward power purchase and sale contracts to fix the revenue from excess energy sales or to fix the cost of replacement power during a scheduled outage, and recently we purchased outage insurance for 2007 in the event of an unplanned outage at the Vermont Yankee plant; and 3) to the extent that we experience an extraordinary cost or negative earnings impact for any reason, we can petition the Vermont Public Service Board to allow us to defer those costs until we can seek recovery in a future rate proceeding.

2005 Rate Order, page 52:

Comment 3

Please explain if you provided for deferred taxes associated with the reversal of the $3.8 million regulatory liability which was applied to the 2004 over-earnings. In this regard, we presume that you reversed the regulatory liability to revenue, although this reversal represents non cash revenue. It may be helpful to see a listing of the journal entries used to record the entire $21.8 million impact of the rate order.

Response: We provide for deferred taxes on all book and tax timing differences, including those associated with the $21.8 million rate order adjustments. Deferred taxes were provided on the $3.8 million over-earnings regulatory liability when it was established by a charge to Other Operation expense in 2004 and those deferred taxes were reversed when the regulatory liability was reversed in 2005. The over-earnings and the reversal in 2005 were charged to Other Operation expense since the over-earnings were not attributable to a specific item, such as revenue. A summary has been prepared below that includes the $3.8 reversal of the over-earnings regulatory liability as well as the other over-earnings adjustments associated with the $21.8 million.

Note 4 - Regulatory Assets, Deferred Charges and Deferred Credits (page 93), includes the regulatory liability associated with over-earnings in the amount of $7.3 million at December 31, 2004 and $8.6 million at December 31, 2005. The $1.3 million increase was comprised of:

Rate order adjustments:

  a $12.1 million increase to record the difference in over-earnings calculations for the period 2001-2003, including carrying costs;
  a $3.8 million decrease to record amortization of over earnings for the 12-months ended March 31, 2005;
  a $0.3 million decrease to reverse carrying costs accrued after April 2004 when amortizations began as a result of the 2005 rate order;
  a $3.8 million decrease to reverse of the regulatory liability associated with 2004 over-earnings, and

Current year amortization:

  a $2.9 million decrease to record amortization of over-earnings for the nine-months ended December 31, 2005.

The deferred income taxes associated with the change in the over-earnings regulatory liability can be found in the table that lists the significant deferred income tax items in Note 11 - Income Taxes (page 109). The deferred taxes associated with the over-earnings regulatory liability are included in the line item labeled 'Revenue deferral - Vermont utility earnings', which shows a $3.0 million balance at December 31, 2004 and a $3.5 million balance at December 31, 2005. The $0.5 million increase represents the deferred income tax impact related to the $1.3 change in the regulatory liability. The journal entries to record the $21.8 million impact of the rate order are listed in Attachment #1.

Notes To Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Other Current Liabilities, page 75:

Comment 4

Please explain to us and disclose any individual component of miscellaneous accruals that exceed 5% of total current liabilities. See Regulation S-X Item 5-02.20.

Response: There are no individual components of miscellaneous accruals as of December 31, 2005 and 2004 that exceed 5% of total current liabilities.

Comment 5

We note your environmental accruals and reserves. Please explain to us whether or not you believe environmental remediation or similar type costs will be recoverable in future rates. In this regard, please summarize for us the historical rate actions related to this issue. Please explain if you have a current rate order for such costs. If so, please explain if a regulatory asset has been established. See SAB Topic 10(f).

Response: We believe that in the event that environmental remediation costs associated with our known sites exceed the existing environmental reserve balance, a portion of the excess costs may be recoverable in future rates. In the event that there are environmental remediation costs associated with a future site (currently not identified), we would anticipate seeking recovery of a portion of the costs in a future rate filing.

The environmental reserve was originally accrued in 1992 through a charge to the income statement, which, as an unusual and nonrecurring item from a rate-making perspective, was not included in any subsequent rate filings. An additional charge to the income statement in 1994 was included in a cost of service filing, but the determination as to whether the amount was reflected in future rates is not clear because the filing resulted in a settlement with our regulators that did not specifically address environmental remediation costs. Rates have been reset since the date of that rate order in 1996 and no remediation costs are being recovered in our current retail rates. Additional funding for the environmental reserve was the result of legal settlements with our insurance carriers. These legal settlements were also considered to be unusual and nonrecurring items from a rate-making perspective and were not included in any subsequent rate filings.

We do not have a current rate order for the recovery of environmental remediation or similar type costs. We have not established a regulatory asset or deferred charge in anticipation of rate recovery for environmental site remediation costs. Nor have we offset our existing environmental liability with probable future revenue resulting from the inclusion of such costs for rate-making purposes.

Note 2 - Investments in Affiliates, page 83:

Comment 6

Please explain to us and discuss the extent which you have considered Item 3-09 of Regulation S-X with respect to Vermont Yankee Nuclear Power Corporation and Vermont Electric Power Company.

Response: We perform the 'significant subsidiary' test set forth in Item 1-02(w) of Regulation S-X to determine whether summarized financial information or separate financial statements are required to be included in our Form 10-K for our equity investments in Vermont Yankee Nuclear Power Corporation ("VYNPC") and Vermont Electric Power Company ("VELCO"). In calculating these tests, we consider the guidance of Item 3-09 of Regulation S-X, which requires separate financial statements if any of the tests exceed 20%. At December 31, 2005, we determined that separate financial statements were not required for VYNPC or VELCO because none of the tests exceeded 20%, but summarized financial information was required under the guidance of Item 4-08(g) of Regulation S-X because the asset test exceeded 10% for both investments. We included the required summarized financial information in Note 2 - Investments in Affiliates in our 2005 10-K.

However, in preparing our response to your comment, it has come to our attention that we should not have used the income averaging rule in calculating the earnings test. Specifically, the registrant may not average income in years where a loss has been incurred. We had reported income from continuing operations of $1.4 million in 2005, but we had a $217,000 pre-tax loss for purposes of computing the earnings test. Our revised calculation for 2005 is shown in the table below (dollars in thousands).

	VYNPC	VELCO
Investment Test:
Investment in subsidiary	$2,802	$11,462
Consolidated assets	$551,425	$551,386
Percentage	0.51%	2.08%

Asset Test:
Subsidiary assets	$86,949	(a)
Consolidated assets	$551,425	(a)
Percentage	15.77%	(a)

Earnings Test (pre-tax):
Equity in earnings	$556	$2,058
Consolidated loss	($773)	$(2,275)
Percentage	71.93%	90.46%

(a) Per Item 3-09, the asset test is not required for a 50% or less-owned subsidiary accounted for under the equity method.

Based on the calculations above we have now determined that the earnings test for VYNPC and VELCO exceeded 20% for 2005 and that audited financial statements for both companies should have been included in our 2005 10-K. We will file an amended Form 10-K/A for the year ended December 31, 2005 in order to file, as exhibits, the separate financial statements for VYNPC and VELCO under Rule 3-09. These financial statements will be audited for 2005, the only period in which the tests exceeded 20%, and will include all periods presented in our 2005 10-K. Based on recent discussions with the external auditors for VYNPC and VELCO, we expect to file our amended 2005 10-K/A by mid-January 2007, but will provide the Staff with a draft copy for their review prior to submitting our amended 2005 10-K via EDGAR.

We will closely monitor our investments in VYNPC and VELCO, and will include separate audited financial statements in future filings if any of the 'significant subsidiary' tests exceed 20% under Rule 3-09 of Regulation S-X.

Note 10 - Pension and Postretirement Benefits, page 102

Comment 7

Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should be disclosed as an accounting policy.

Response: We calculate the market-related value of pension and postretirement benefit assets using the fair value method as of the measurement date, which is September 30. This is disclosed in Note 10 - Pension and Postretirement Benefits. We will include the following disclosure in Note 1 - Summary of Significant Accounting Policies in our 2006 10-K.

The Company's defined benefit pension plans and postretirement welfare benefit plans are accounted for in accordance with FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS No. 158") and FASB Staff Position ("FSP") FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company uses the fair value method to value all asset classes included in its pension and postretirement trust funds.

In response to your inquiry in our teleconference with the Staff on November 16, 2006, we would like to advise you that we are in the process of developing and implementing revised internal controls which address the procedures to be followed in the future in determining whether separate financial statements are required to be included in our Form 10-K for our equity investments pursuant to Rule 3-09 and Rule 1-02(w) of Regulation S-X.

As requested in your letter, we hereby acknowledge the following in connection with our responses to your comments:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and effort to assist us in providing our stockholders with the best possible financial reports and disclosures.

Please feel free to call me at (802) 747-5435 with any questions regarding our response.

Regards,

/s/ Pamela Keefe

Pamela Keefe

Vice President, Principal Financial Officer and Treasurer

Central Vermont Public Service Corporation

Attachment #1

The list of journal entries to support the $21.8 million impact of the rate order is below and is organized to correspond with the detailed explanations included on pages 51-52 of the 2005 10-K.

1. To record the difference in over earnings calculations for the period 2001-2003, including carrying costs to reflect the      correct period of deferral:

Dr Other Operation Dr Other Interest Cr Regulatory Liability	$10,765,950 1,310,700	$12,076,650
To record amortization of over earnings for the 12 months ended March 31, 2005:
Dr Regulatory Liability Cr Other Operation	$3,842,672	$3,842,672
2. To apply the 2004 gain that resulted from termination of the power contract with Connecticut Valley to the benefit of ratepayers:
Dr Other Operation Cr Regulatory Liability	$6,649,000	$6,649,000
To record amortization of the 2004 gain from termination of Connecticut Valley power contract for the 12 months ended March 31, 2005:
Dr Regulatory Liability Cr Other Operation	$2,216,333	$2,216,333
3. To record the customer refund, including carrying costs for overcollections during the period April 7, 2004 through March 31, 2005:
Dr Revenue Dr Other interest Cr Current Liability	$6,197,422 261,456	$6,458,878
To record the application of the 2004 overearnings to mitigate the impact of the rate order:
Dr Regulatory Liability Cr Other Operation	$3,822,527	$3,822,527
To record additional carrying costs to reflect the actual date of the refund:
Dr Other Interest Cr Current Liability	$75,228	$75,228
4. To record incremental Yankee Atomic and Connecticut Yankee dismantling costs, Vermont Yankee 2004 replacement energy costs, less VEPPI savings, to reflect rate recovery beginning April 2004:
Dr Purchased Power Dr Regulatory Liability Cr Deferred Charges-Regulatory	$2,441,375 330,082	$2,771,457

     To record amortization of Vermont Yankee sale related costs, Vermont Yankee fuel rod costs, Yankee Atomic      dismantling costs, and other minor amortizations to reflect rate recovery beginning April 2004:

Dr Other operation Cr Regulatory Assets	$3,220,522	$3,220,522
To adjust carrying costs related to Vermont Yankee sale-related costs and Vermont Yankee fuel rod costs due to rate recovery beginning April 2004:
Dr Other interest Cr Deferred charges-regulatory	$807,494	$807,494
To record disallowance of a portion of the Vermont Yankee 2002 fuel rod costs:
Dr Other deductions Cr Deferred charges-regulatory	$403,000	$403,000

To adjust carrying costs to reflect rate recovery of regulatory liabilities beginning April 2004:
Dr Regulatory liability - over earnings Dr Regulatory liability - other Cr Other interest	$282,696 $121,437	$404,133
Total pre-tax charge to earnings Regulatory Liability-over-earnings reconciliation: Total impact to Regulatory liability-over earnings Current year amortization (April-Dec 2005) Carrying costs Jan-Feb 2005 Net 2005 difference	$21,846,482	$(4,128,755) $2,882,004 (53,958) $(1,300,709)